UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 4, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

-                                           ING signs Memorandum of Understanding with Preferred Supplier Team for outsourcing of workplace service provisions, dated 4 July 2006;

-              KPN to acquire NewTel Essence, dated 4 July 2006.

PRESS RELEASE

ING signs Memorandum of Understanding with Preferred Supplier
Team for outsourcing of workplace service provisions

Amsterdam, July 4 — Preferred Supplier Team (PST) Accenture, Atos Origin, Getronics and KPN have signed a Memorandum of Understanding with ING for the outsourcing of workplace service provisions to 53,000 ING employees in Europe. This entails that, in addition to the service provisions, approximately 550 ING employees in The Netherlands and Belgium will transfer to the PST-parties. The expected contractual value is in excess of 800 million Euro and has a five year duration. A contract signature is expected in the fourth quarter of 2006.

The PST will facilitate a smooth transfer of the workplace service provisions, in compliance to specific needs of ING. In addition to a proven level of expertise in all areas of the workplace service provisions sector, the career opportunities which the parties can provide ING employees have played an important role in the selection process.

The workplace service provisions are supplied as 3rd generation outsourcing. In this form all parties of the PST have individual contracts with ING, whereby the Integrator holds responsibility for the co-ordination of the service provision and the alignment between demand and supply. This expected agreement will be among the first 3rd generation outsourcing agreements in Europe.

The intended agreement to outsource workplace services is a component of ING’s Operations & IT efficiency program in the Benelux region. In accordance with all formal procedures, Works Councils of both ING and PST parties have been provided with all necessary information. The unions have also been informed about the intended transaction.

Atos Origin, Getronics and KPN welcome the ING-employees and will provide, together with ING, a smooth and thorough transfer. It is anticipated that the definitive contract will be signed after the works councils have submitted recommendations. As soon as the contracts have been signed, further information about the services to be provided by the individual parties will be available.

About Accenture

Accenture is a global management consulting, technology services and outsourcing company. Committed to delivering innovation, Accenture collaborates with its clients to help them become high-performance businesses and governments. With deep industry and business process expertise, broad global resources and a proven track record, Accenture can mobilize the right people, skills and technologies to help clients improve their performance. With more than 129,000 people in 48 countries, the company generated net revenues of US$15.55 billion for the fiscal year ended Aug. 31, 2005. Its home page is www.accenture.com.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company’s annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting. For more information, please visit the company’s web site at http://www.atosorigin.com

About Getronics

With some 25,000 employees in 30 countries and approximate revenues of EUR 2.6 billion, Getronics is one of the world’s leading providers of vendor independent Information and Communication Technology (ICT) solutions and services. Getronics designs, builds, deploys and manages flexible and innovative end-to-end solutions, working together with our partners and clients, in order to optimise and increase the productivity of our clients’ mobile knowledge workers. Getronics headquarters are in Amsterdam, with regional offices in Boston, Madrid and Singapore. Getronics’ shares are traded on Euronext Amsterdam (‘GTN’). For further information about Getronics, visit www.getronics.com.

About KPN

KPN provides telephone, internet and television services to personal customers through its fixed network in the Netherlands. For business customers, KPN provides a range of services, from voice, internet and data services to fully managed outsourced ICT solutions, in the Netherlands and international. For both personal and business customers, KPN offers mobile services in the Netherlands, Germany, Belgium and Western Europe. On March 31, 2006, KPN served 6.7 million fixed-line subscribers and 2.2 million internet customers in the Netherlands as well as 21.6 million mobile customers in Germany, the Netherlands and Belgium, while employing 28,647 individuals (26,176 FTEs). KPN was incorporated in 1989 and our shares are listed on the Amsterdam, New York, London and Frankfurt stock exchanges. For more information, visit KPN on the internet: www.kpn.com

Press release

KPN to acquire NewTel Essence	Date
4 July 2006

Number
050pe

KPN is to acquire NewTel Essence, a Dutch company specialised in the provision of IT solutions including call centre solutions and customer relationship management.

The acquisition is in line with KPN’s stated aim of strengthening its position in this fast-growing segment of the business market.

NewTel Essence is based in Vianen, The Netherlands and in Vilvoorde (Belgium) and is active throughout the Benelux. It has 110 employees and generated a turnover of EUR 25 million in 2005.

The respective Works Councils have already reacted positively on the proposed transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: July 5, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel